São Paulo, April 5, 2018 - GOL Linhas Aéreas Inteligentes S.A., (NYSE: GOL and B3: GOLL4), announces today preliminary air traffic figures for the month of March, 2018. Comparisons refer to the same period of 2017.

Highlights

|           GOL’s load factor was 78.5% in March 2018, 1.2 p.p up over the same period of 2017, due to a growth in demand of 0.7% in the period. The total volume of departures decreased by 3.6% and the number of seats reduced 3.4% in March, with a decrease in supply of 0.9%.

|           In the domestic market, GOL’s load factor was 78.5%, up 1.6 p.p in comparison to the same month of the previous year. The volume of departures and number of seats decreased by 4.6% and 4.3%, respectively over March 2017. Domestic supply decreased by 3.0% in March over the same period the year before, while demand reduced by 0.9%.

|           In the international market, GOL’s load factor was 78.4%, a decrease of 2.1 p.p. in relation to March 2017.  GOL’s international supply and demand rose by 15.9% and 12.9%, respectively.

	Monthly Traffic Figures (¹)			Quarter Traffic Figures (¹)			Accumulated LTM Traffic Figures (¹)
Operational data *	Mar/18	Mar/17	% Var.	1Q18	1Q17	% Var.	Mar/18 LTM	Mar/17 LTM	% Var.
Total GOL
Departures	20,317	21,085	-3.6%	64,449	64,100	0.5%	251,003	251,415	-0.2%
Seats (thousand)	3,409	3,528	-3.4%	10,800	10,734	0.6%	42,019	42,004	0.0%
ASK (million)	3,783	3,817	-0.9%	12,422	12,019	3.3%	47,097	46,087	2.2%
RPK (million)	2,971	2,949	0.7%	9,986	9,561	4.4%	37,655	35,992	4.6%
Load Factor	78.5%	77.3%	1.2 p.p	80.4%	79.6%	0.8 p.p	80.0%	78.1%	1.9 p.p
Pax on board (thousand)	2,569	2,608	-1.5%	8,307	8,158	1.8%	32,476	31,577	2.8%
Domestic GOL
Departures	18,990	19,902	-4.6%	60,110	60,413	-0.5%	236,190	237,061	-0.4%
Seats (thousand)	3,175	3,319	-4.3%	10,035	10,082	-0.5%	39,403	39,468	-0.2%
ASK (million)	3,294	3,395	-3.0%	10,780	10,690	0.8%	41,548	40,938	1.5%
RPK (million)	2,587	2,610	-0.9%	8,690	8,507	2.2%	33,429	32,142	4.0%
Load Factor	78.5%	76.9%	1.6 p.p	80.6%	79.6%	1.0 p.p	80.5%	78.5%	2.0 p.p
Pax on board (thousand)	2,387	2,440	-2.2%	7,708	7,642	0.9%	30,502	29,720	2.6%
International GOL
Departures	1,327	1,183	12.2%	4,339	3,687	17.7%	14,813	14,354	3.2%
Seats (thousand)	234	209	11.8%	765	652	17.2%	2,616	2,537	3.1%
ASK (million)	489	422	15.9%	1,642	1,329	23.5%	5,549	5,149	7.8%
RPK (million)	383	339	12.9%	1,296	1,055	22.9%	4,225	3,850	9.8%
Load Factor	78.4%	80.5%	-2.1 p.p	78.9%	79.4%	-0.5 p.p	76.2%	74.8%	1.4 p.p
Pax on board (thousand)	182	168	8.3%	600	515	16.4%	1,975	1,857	6.3%
On-time Departures	95.1%	96.8%	-1.7 p.p	93.7%	94.6%	-0.9 p.p	94.6%	94.7%	-0.1 p.p
Flight Completion	97.7%	98.6%	-0.9 p.p	97.8%	98.7%	-0.9 p.p	98.3%	97.1%	1.2 p.p
Cargo Ton	9.9	8.6	15.6%	25.8	23.1	11.7%	105.5	96.8	9.0%

                   * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

               (1) Preliminary Figures

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About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 66 destinations, 55 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,400 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 17 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4).